EXHIBIT 5


SECURITIES AND EXCHANGE COMMISSION

(Release No. 35 - _______________)

Filings Under the Public Utility Holding Company Act of 1935 ("Act")

________________, 1997


                  Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to the provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.
                  Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by __________, 1997 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.
West Texas Utilities Company (70-8057)
                  West Texas Utilities Company ("WTU"), an electric utility subsidiary of Central and South West Corporation, a registered holding company, has filed an post-effective amendment to the Form U-1 Application-Declaration in this file under Sections 6(a) and 7 of the Act and Rules 23 and 54 thereunder, in which amendment WTU seeks to extend the term of the authority previously granted by the Commission through December 31, 2002.
                  By order of the Commission dated October 7, 1992 (HCAR No. 25649) (the "Order"), WTU was authorized, among other things, to issue and sell up to an aggregate principal amount of $150 million of First Mortgage Bonds ("Bonds"), in one or more series, from time to time through December 31, 1994. WTU was authorized to use the proceeds from the sale of Bonds (i) to redeem all or a portion of its then outstanding $75 million, 8-7/8% First Mortgage Bonds, Series N, due May 1, 2016 ("Series N Bonds"), (ii) to purchase, through a tender offer, all or a portion of its then outstanding $65 million, 9-1/4% First Mortgage Bonds, Series O, due December 1, 2019 ("Series O Bonds") and (iii) to repay outstanding short-term borrowings or for other general corporate purposes.
                  In October 1992, WTU issued $75 million of Bonds pursuant to the Order. The net proceeds from the sale of the Bonds were used to redeem the Series N Bonds.
                  By order dated December 19, 1994 (HCAR No. 26194) (the "First Supplemental Order"), the Commission extended from December 31, 1994 to December 31, 1996, the authorization to issue and sell the remaining $75 million of Bonds.
         In March 1995, WTU issued $40 million of Bonds pursuant to the Order and the First Supplemental Order. The net proceeds were used to repay a portion of WTU's short-term debt and to reimburse WTU's treasury for reacquiring approximately $10 million of its Series O Bonds.
         By order dated July 26, 1995 (HCAR No. 26340) (the "Second Supplemental Order"), the Commission granted WTU authority to issue and sell, through December 31, 1997, up to an additional $95 million of First Mortgage Bonds which, together with the remaining $35 million authorized to be issued and sold pursuant to the Order and the First Supplemental Order, would authorize WTU to issue and sell up to an additional aggregate principal amount of $130 million of First Mortgage Bonds (collectively, the "New Bonds"), which may have maturities not less than two nor more than 40 years. As stated in the Second Supplemental Order, the proceeds from the sale of the New Bonds will be used to (i) redeem all or a portion of WTU's outstanding $55.203 million, Series O Bonds and/or
(ii) to repay a portion of WTU's short-term debt, to provide working capital and for other general corporate purposes.
                  In sum, WTU has authority to issue $130 million of New Bonds, which authority expires December 31, 1997. WTU requests that the Commission extend its authority to issue the New Bonds, pursuant to the terms and conditions set forth in the Order, the First Supplemental Order and the Second Supplemental Order, through December 31, 2002.
                  For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                           Jonathan G. Katz
                                           Secretary